April 1, 2022

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Himalaya Technologies, Inc.
Amendment 4 to Form 10-12G
Filed January 24, 2022
File No. 000-55282

Gentlemen

This is in response to the comment letter dated March 22, 2022. We are filing an Amended Form 10-12G in response to your comments. Please refer the filing.

In response to your comments please see the following:

Comment 1. We have updated the financial information to include the second quarter, January 31, 2022 numbers. The numbers have reviewed by the Company auditor and he has provided his consent. Please see Amended Form 10 filed..

Please refer to the amended Form10-12G that has been filed to see the changes.

Sincerely,

/s/ Vik Grover

Vik Grover

Chief Executive Officer

Himalaya Technologies Inc